UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
       Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                         Commission File Number: 1-4456

                         TEXAS EASTERN TRANSMISSION, LP
             (Exact name of registrant as specified in its charter)

                              5400 Westheimer Court
                                  P.O. Box 1642
                            Houston, Texas 77251-1642
                                  713-627-5400
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                          General partnership interests
                          Limited partnership interests

                          5.25% Notes due July 15, 2007
                         7.3% Notes due December 1, 2010
                          7.00% Notes due July 15, 2032

                Medium Term Notes, Series A due November 26, 2012 Medium Term Notes, Series A due December 11, 2012 Medium Term Notes, Series A due December 18, 2012
            (Title of each class of securities covered by this Form)

                                      None
       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

       Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon
                to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)   |_|             Rule 12h-3(b)(1)(i)   |X|
        Rule 12g-4(a)(1)(ii)  |_|             Rule 12h-3(b)(1)(ii)  |_|
        Rule 12g-4(a)(2)(i)   |_|             Rule 12h-3(b)(2)(i)   |_|
        Rule 12g-4(a)(2)(ii)  |_|             Rule 12h-3(b)(2)(ii)  |_|
                                              Rule 15d-6            |_|

Approximate number of holders of record as of the certification or notice date:

         Security                                  Approximate Number of Holders
--------------------------------                   -----------------------------

General partnership interests                                   1
Limited partnership interests                                   1

5.25% Notes due July 15, 2007                                  55
7.3% Notes due December 1, 2010                                40
7.00% Notes due July 15, 2032                                  32

Medium Term Notes, Series A due November 26, 2012               1
Medium Term Notes, Series A due December 11, 2012               1
Medium Term Notes, Series A due December 18, 2012               1

Pursuant to the requirements of the Securities Exchange Act of 1934, Texas Eastern Transmission, LP has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  December 15, 2004       TEXAS EASTERN TRANSMISSION, LP
                                        (Registrant)

                               By:  Duke Energy Gas Transmission Services, LLC,
                                     its General Partner


                               By:   /s/ Thomas C. O'Connor
                                  ----------------------------------------------
                                         Thomas C. O'Connor
                                         President